555 West Street, New York, New York 10014
                         (212) 807-7600 telephone (212)
                               807-7252 facsimile


July 15, 2005


U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C.  20549

ATTN:  Michael Clampitt or Kathryn McHale

RE:      DIAMOND RANCH FOODS, LTD.
         AMENDMENT NUMBER ONE TO REGISTRATION STATEMENT ON FORM 10-SB FILED MAY 15, 2005
         FILE NO. 000-51206


Dear Sir or Madam:

         This correspondence is submitted in response to your letter dated June 9, 2005 regarding the May 15, 2005 filing of Form 10-SB/A for Diamond Ranch Foods, Ltd. ("DFDR"). Please note that our document has been revised for re-filing pursuant to your comments and that additional disclosure is provided below:

General

1. In order to facilitate our review, please cite particular changes and give specific page numbers in your responses to our comments. It is not sufficient to say you have made revisions in the Form 10-SB/A.


General

2. You previously stated that a tabular presentation of the effects of the recapitalization in connection with the reverse merger with MBC Foods, Inc. was included in the original Form 10-SB. Please direct our attention to where the required disclosures are contained or revise to include the required tabular disclosure that includes all of the following:

         o Historical financial statements of MBC Foods, Inc. as of the date of the merger;

         o        The   specific    proforma    adjustments    to   effect   the
                  recapitalization; and

         o        Proforma results.

         RESPONSE:  PLEASE  REFER TO OUR  REVISED  FORM  10-SB/A  FOR ALL OF THE
         REQUIRED PROFORMA DISCLOSURES, WHICH INCLUDE THE HISTORICAL FINANCIAL STATEMENTS OF MBC FOODS, INC. AS OF THE DATE OF THE MERGER, THE SPECIFIC PROFORMA ADJUSTMENTS TO EFFECT THE RECAPITALIZATION, AND THE PROFORMA RESULTS.


3. Please note the updating requirements of Item 3-10(g) of Regulation S-B.

         RESPONSE: WE HAVE NOTED THE UPDATING REQUIREMENTS OF ITEM 3-10(G) OF REGULATION S-B.


Description of Business - page 3

4. We note that Jerry's Inc. had no affiliation with your current industry prior to 2004 when you changed your name. Please include in this first paragraph, as well as in the section entitled "History and Company Development" and other sections, as appropriate, a brief description of Jerry's Inc.'s business prior to 1998 when it ceased operations. In addition, we note from the biographies of management that there are no executives or directors from Jerry's Inc. remaining after the acquisition of MBC Foods, Inc., Please disclose what agreements were made with the management and owners of Jerry's, Inc. when they acquired MBC Foods.

         RESPONSE: A DESCRIPTION OF JERRY'S, INC. HAS BEEN INCLUDED IN ALL APPLICABLE SECTIONS OF OUR REVISED FORM 10-SB/A. PLEASE REFER TO PAGE 3 FOR THESE INCLUSIONS. PLEASE NOTE THAT NO AGREEMENTS WERE ENTERED INTO BETWEEN MANAGEMENT AND THE OWNERS OF JERRY'S, INC. UPON ACQUIRING MBC FOODS.


Customers - page 6

5. In your response to comment 5, you have added disclosure in this section that you "have a broad and sizeable customer base which does not leave [you] dependent on any one or even a few customers..." However, this disclosure is in direct conflict with Rick Factor number 5: "Risk of Losing Significant Clients," which states if you "were to lose one or more of these clients our business could be adversely affected..." Please reconcile this disclosure.

         RESPONSE: THE DISCLOSURE HAS BEEN RECONCILED BY REMOVING THE PREVIOUS RISK FACTOR NUMBER 5 FROM PAGE 7 OF OUR MOST RECENT FORM 10-SB/A.


Risk Factors:  Risks of Reduced Liquidity of Penny Stocks - page 8

6. In the last sentence of this risk factor, you state that the penny stock rules "may affect the ability of purchasers in this Registration Statement to sell the securities in the secondary market." Please clarify who will be purchasing securities pursuant to this Form 10 Registration Statement.

         RESPONSE: THERE ARE NO INDIVIDUALS OR ENTITIES PURCHASING SECURITIES PURSUANT TO OUR FORM 10-SB/A. THE RISK FACTOR HAS BEEN REVISED TO REMOVE ANY INFERENCE TO SUCH A PURCHASE BEING MADE IN CONJUNCTION WITH THIS FORM 10-SB/A.


Research and Development - page 8

7. Please elaborate in this section on your research and development plans for the future. You mention that you intend to use R&D to "mature the business and increase revenues," but do not provide specific disclosure about how you intend to do so.

         RESPONSE: ON PAGE 8 OF OUR FORM 10-SB/A FILING, WE HAVE ELABORATED UPON AND DISCLOSED OUR RESEARCH AND DEVELOPMENT PLANS FOR THE FUTURE.


Item 2 - Management's Discussion and Analysis or Plan of Operation

8. Please revise under the appropriate headings to provide an analysis of the changes in financial position and the results of operations between all periods presented in the financial statements. Specifically address the changes in gross profit and related rations from the year ended March 31, 2004 and to the period ended December 31, 2004, describing product mix and other changes to cost/volume relationships. Refer to Interpretive Release 34-48960 and Item 303 of Regulation S-B.

         RESPONSE: THE FORM 10-SB/A FILING ACCOMPANYING THIS RESPONSE LETTER HAS BEEN REVISED TO INCLUDE AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2005 AND 2004. THEREFORE, THE UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004 ARE INAPPLICABLE FOR THE ANALYSIS REQUESTED IN THIS COMMENT #8. AN ANALYSIS OF THE CHANGES IN FINANCIAL POSITIONS AND RESULTS OF OPERATIONS BETWEEN THE YEARS ENDED MARCH 31, 2005 AND 2004 HAS BEEN ADDED TO PAGE 9 OF OUR REVISED FORM 10-SB/A FILING.


9. Please revise to provide a comprehensive discussion of the dynamics of your sales and collection procedures that explains why you factor your receivables. Describe the reasons for the gaps between sales, collections, and required vendor cash payments.

         RESPONSE: WE HAVE REVISED OUR FORM 10-SB/A ON PAGE 11 TO INCLUDE A SEPARATELY CAPTIONED SECTION DESCRIBING THE DYNAMICS OF OUR SALES AND COLLECTION PROCEDURES AND THE REASONS FOR FACTORING OUR RECEIVABLES.

10. You state that you are operating on a cash flow positive basis, but your statement of cash flows for the nine months ended December 31, 2004 shows an increasing deficit in cash flows from operations. Please revise your discussions to address this inconsistency.

         RESPONSE: OUR STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004 SHOWED AN INCREASING DEFICIT IN CASH FLOWS FROM OPERATIONS; HOWEVER, THERE WAS A NEUTRAL/EVEN CASH FLOW DUE TO THE FACT THAT THE CASH TO CONTINUE BUSINESS OPERATIONS WAS ACQUIRED THROUGH THE ISSUANCE OF DEBT, AS WELL AS ADDITIONAL FINANCING OPERATIONS. WE HAVE REVISED OUR FORM 10-SB/A ON PAGE 12 BY REMOVING ANY REFERENCE TO OPERATING ON A CASH FLOW POSITIVE BASIS. PLEASE NOTE THAT THE STATEMENT OF CASH FLOWS SUBMITTED WITH THE ACCOMPANYING FORM 10-SB/A HAS BEEN UPDATED FROM OUR PREVIOUS SUBMISSION TO INCLUDE OUR AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2005 AND 2004.


11. You stated that the individual components of general and administrative expense. However, in your MD&A section, please revise to disaggregate, compare and contrast the major components of general and administrative expenses for all periods presented with the comparable prior periods, and explain those differences.

         RESPONSE: THE COMPARISONS REQUESTED PER THIS COMMENT HAVE BEEN MADE IN OUR REVISED FORM 10-SB/A AND ARE LOCATED THROUGHOUT ITEM 2 COMMENCING ON PAGE 9.

Cost of Sales and Gross Profit - page 9

12. You state that in September 2004, you acquired the customer list of Steiger Meats for common stock. Please revise to discuss the value of this transaction to include the number of shares of stock issued in this transaction and the market price of the common stock issued this transaction as well as the intangible asset created in this transaction. Additionally, please revise all relevant stub period financial statements and notes thereto to disclose the accounting for this transaction.

         RESPONSE: WE HAVE ADDED THE RELEVANT ACQUISITION INFORMATION AS REQUESTED IN THIS COMMENT TO PAGE 10 OF OUR REVISED FORM 10-SB/A. WE HAVE ALSO REVISED ALL RELEVANT STUB PERIOD FINANCIAL STATEMENTS AND NOTES THERETO TO ACCOUNT FOR THIS TRANSACTION.


Management's Discussion and Analysis of Financial Condition and Results of Operations

General - page 11

13. In the first sentence of the second paragraph of this section you discuss revenue growth compared to the preceding quarter but do not disclose to which quarters you are referring. Please clarify.

         RESPONSE: WE HAVE CLARIFIED OUR DISCLOSURE ON PAGE 11 OF OUR FORM 10-SB/A FILING TO COMPARE REVENUE GROWTH BETWEEN THE YEARS ENDED MARCH 31, 2005 AND 2004.


Recent Sales of Unregistered Securities - page 19

14. For each of the transactions in this section, please clarify the number of purchasers, whether the purchasers were accredited or sophisticated investors, which exemption from registration is being claimed, and the facts relied upon to make the exemption available. For example, in the first paragraph, you claim you relied on Section 4(2) but do not include the number or nature of purchasers nor the facts relied upon to make Section 4(2) available. Similarly, in the second paragraph, you cite "Rule 5045" of Regulation D in error. Please clarify which one Rule of Regulation D you relied and the facts to support this reliance. In the last two paragraphs, you have not provided any exemption or support for exemption for either transaction.

         RESPONSE: ON MAY 1, 2004 WE ISSUED 31,607,650 RESTRICTED SHARES OF OUR COMMON STOCK TO ACQUIRE MBC FOODS, INC. FOR FINANCIAL REPORTING PURPOSES, THE TRANSACTION WAS RECORDED AS A REVERSE MERGER AND SHOWN ON THE STATEMENT OF STOCKHOLDERS EQUITY AS A NET ISSUANCE OF 25,692,501 SHARES. THE SECURITIES WERE ISSUED IN RELIANCE UPON THE EXEMPTION PROVIDED IN SECTION 4(2) OF THE SECURITIES ACT OF 1933 WHICH PROVIDES THAT "EXEMPTED TRANSACTIONS" ARE TRANSACTIONS BY AN ISSUER NOT INVOLVING ANY PUBLIC OFFERING. FURTHERMORE, RULE 144 DEFINES RESTRICTED SECURITIES AS SECURITIES ACQUIRED DIRECTLY OR INDIRECTLY FROM THE ISSUER, OR FROM AN AFFILIATE OF THE ISSUER, IN A TRANSACTION OR CHAIN OF TRANSACTIONS NOT INVOLVING ANY PUBLIC OFFERING.

         ON JUNE 6, 2004 WE COMPLETED A PRIVATE SALE OF SECURITIES UNDER THE PROVISIONS OF SECTION 504 OF REGULATION D. THE SALE WAS MADE TO TEN
         (10) INDIVIDUALS WHO WERE ACCREDITED INVESTORS PURSUANT TO RULE 501 (A) OF THE REGULATION WHICH STATES THAT "AN ACCREDITED INVESTOR SHALL MEAN ANY PERSON WHO COMES WITHIN ANY OF THE FOLLOWING CATEGORIES, OR WHO THE ISSUER REASONABLY BELIEVES COMES WITHIN ANY OF THE FOLLOWING CATEGORIES, AT THE TIME OF THE SALE OF THE SECURITIES TO THAT PERSON...

                  (5) ANY NATURAL PERSON WHOSE INDIVIDUAL NET WORTH, OR JOINT NET WORTH WITH THAT PERSON'S SPOUSE, AT THE TIME OF HIS PURCHASE, EXCEEDS $1,000,000;

                  (6) ANY NATURAL PERSON WHO HAD AN INDIVIDUAL INCOME IN EXCESS OF $200,000 IN EACH OF THE TWO MOST RECENT YEARS OR JOINT INCOME WITH THAT PERSON'S SPOUSE IN EXCESS OF $300,000 IN EACH OF THOSE YEARS AND HAS A REASONABLE EXPECTATION OF REACHING THE SAME INCOME LEVEL IN THE CURRENT YEAR.

         AT THE TIME OF THE SALE THE COMPANY WAS NOT SUBJECT TO THE REPORTING REQUIREMENTS OF SECTIONS 13 OR 15(D) OF THE EXCHANGE ACT AND IS NOT AN INVESTMENT COMPANY, A BLANK CHECK COMPANY OR A DEVELOPMENT STAGE COMPANY. A TOTAL OF 24 MILLION SHARES OF OUR STOCK WERE SOLD AT A PRICE OF $0.00025 PER SHARE FOR A TOTAL OF $6,000.00.

         ON JUNE 24, 2004 WE ISSUED 600,000 SHARES OF RESTRICTED COMMON STOCK TO A CONSULTING FIRM FOR INVESTOR RELATIONS SERVICES UNDER THE TERMS OF A CONTRACT THAT BEGAN ON JULY 1, 2004 AND WILL END ON JUNE 30, 2005 UNLESS EXTENDED.

         ON JULY 8, 2005 WE ISSUED 200,000 SHARES OF RESTRICTED COMMON STOCK IN RETURN FOR AN INDEPENDENT RESEARCH REPORT. WE ANTICIPATE THAT THIS REPORT WILL BE COMPLETED BY THE THIRD QUARTER OF 2005.

         IN BOTH THE JUNE 24 AND JULY 8, 2005 CASES, THE STOCK WAS ISSUED IN RELIANCE ON SECTION 4 (2) OF THE SECURITIES ACT OF 1933 WHICH PROVIDES THE SECURITIES ARE EXEMPT FROM REGISTRATION IN CASES OF "TRANSACTIONS BY AN ISSUER NOT INVOLVING ANY PUBLIC OFFERING." AS NOTED, THE STOCK IS RESTRICTED AND CAN ONLY BE SOLD UNDER THE PROVISIONS OF RULE 144 WHICH PROVIDES THAT SECURITIES SOLD UNDER THE RULE MUST HAVE BEEN FULLY PAID FOR AND BENEFICIALLY OWNED BY THE PERSON SELLING THEM FOR AT LEAST ONE YEAR PRIOR TO THE SALE. IN THE CASE THE STOCK WAS ISSUED FOR SERVICES, THE ONE YEAR HOLDING PERIOD DOES NOT BEGIN UNTIL THE SERVICES HAVE BEEN COMPLETED.


15. You state here that you issued 31,607,650 shares of restricted common stock to acquire MBC Foods, Inc. However, this contradicts your disclosure (in Note 8 to the financial statements) of the amount of shares issued to consummate the merger. Please revise your discussion in this section to accurately reflect the shares issued.

         RESPONSE: TO ACQUIRE MBC FOODS, INC., WE ISSUED 31,607,650 SHARES OF RESTRICTED COMMON STOCK PURSUANT TO A STOCK PURCHASE AGREEMENT DATED MAY 1, 2004. HOWEVER, FOR FINANCIAL REPORTING PURPOSES, THE TRANSACTION WAS RECORDED AS A REVERSE MERGER AND SHOWN ON THE STATEMENT OF STOCKHOLDERS EQUITY AS A NET ISSUANCE OF 25,692,501 SHARES. WE HAVE REVISED OUR DISCUSSION BOTH IN NOTE 8 TO THE FINANCIAL STATEMENTS, AS WELL AS THROUGHOUT OUR FORM 10-SB/A FILING TO ACCURATELY REFLECT THE SHARES ISSUED IN CONNECTION WITH THIS MERGER.


16. In the second paragraph of this section, you reference a "private sale of $6,000 in principal to ten accredited investors." Please clarify that you were selling securities and state the amount of securities sold and then the price paid for them.

         RESPONSE: THE DOCUMENT HAS BEEN REVISED ON PAGE 20 TO CLARIFY THAT WE SOLD SECURITIES, SPECIFICALLY 24,000,000 SHARES AT A PURCHASE PRICE OF $0.00025 PER SHARE.


17. We note your response to comment 21. However, you still refer to eligibility under the Texas Security Code rather than the Federal Securities laws. Therefore, we reissue our former comment.

         RESPONSE: THE DISCLOSURE OF OUR PRIVATE SALE OF SECURITIES COMPLETED ON JUNE 3, 2004 HAS BEEN REVISED TO RELY ON FEDERAL SECURITIES LAW RATHER THAN TEXAS SECURITY CODE AND IS INCLUDED IN OUR FORM 10-SB/A FILING ON PAGE 20.


18. The last two transactions you list in this section are for investor relation services and for an independent research report. Please elaborate on what these services entailed and how you determined the value of each.

         RESPONSE: ON JUNE 24, 2005 WE ISSUED 600,000 SHARES OF RESTRICTED COMMON STOCK TO A CONSULTING FIRM FOR INVESTOR RELATIONS SERVICES UNDER THE TERMS OF A CONTRACT THAT BEGAN ON JULY 1, 2004 AND WILL END ON JUNE 30, 2005 UNLESS EXTENDED. THE SERVICES INCLUDED: A) THE DEVELOPMENT AND IMPLEMENTATION OF OUR CORPORATE IMAGE TO PRESENT TO THE FINANCIAL COMMUNITY; B) ASSISTING AND CONSULTING THE COMPANY WITH RESPECT TO OUR STOCKHOLDER RELATIONS, RELATIONS WITH BROKERS, DEALERS, ANALYSTS, AND OTHER INVESTMENT PROFESSIONALS; C) RESPONDING TO TELEPHONE AND WRITTEN INQUIRIES; D) ASSISTING IN THE DISSEMINATION OF OUR PRESS RELEASES, REPORTS, AND OTHER COMMUNICATIONS WITH OR TO SHAREHOLDERS, THE INVESTMENT COMMUNITY, AND THE GENERAL PUBLIC; AND E) ASSISTING THE COMPANY IN PREPARING FOR PRESS CONFERENCES AND OTHER FORUMS INVOLVING THE MEDIA, INVESTMENT PROFESSIONALS, AND THE GENERAL PUBLIC.

         ON JULY 8, 2004 WE ISSUED 200,000 SHARES OF RESTRICTED COMMON STOCK IN RETURN FOR AN INDEPENDENT RESEARCH REPORT. WE ANTICIPATE THAT THE REPORT WILL BE COMPLETED BY THE THIRD QUARTER OF 2005. IN BOTH CASES THE STOCK WAS ISSUED IN RELIANCE ON SECTION 4(2) OF THE SECURITIES ACT OF 1933 WHICH PROVIDES THE SECURITIES ARE EXEMPT FROM REGISTRATION IN CASES OF "TRANSACTIONS BY AN ISSUER NOT INVOLVING ANY PUBLIC OFFERING." AS NOTED THE STOCK IS RESTRICTED AND CAN ONLY BE SOLD UNDER THE PROVISIONS OF RULE 144 WHICH PROVIDES THAT SECURITIES SOLD UNDER THE RULE MUST HAVE BEEN FULLY PAID FOR AND BENEFICIALLY OWNED BY THE PERSON SELLING THEM FOR AT LEASE ONE YEAR PRIOR TO THE SALE. IN THIS CASE, SINCE THE STOCK WAS ISSUED FOR SERVICES, THE ONE YEAR HOLDING PERIOD DOES NOT BEGIN UNTIL THE SERVICES HAVE BEEN COMPLETED.

         THE STOCK WAS ISSUED IN RETURN FOR SERVICES. IN ORDER TO BE CONSISTENT WITH THE PRICING OF THE REGULATION D 504 OFFERING THAT TRANSPIRED WITHIN THE SAME GENERAL TIME PERIOD, THE STOCK WAS PRICED AT $0.00025 PER SHARE. THE PROVIDERS OF THE SERVICES WERE WILLING TO ACCEPT THE STOCK IN ANTICIPATION THAT THE VALUE WOULD INCREASE OVER A PERIOD OF TIME AND PAY THE ACTUAL VALUE OF THE SERVICES PROVIDED.


19. Please disclose in this section the advances by shareholders you have listed in Note 7 to the Financial Statements, as well as any other advances, loans, or transactions appropriate to this section.

         RESPONSE: WE HAVE REVISED THE RECENT SALES OF UNREGISTERED SECURITIES SECTION OF OUR FORM 10-SB/A ON PAGE 20 TO INCLUDE ALL TRANSACTIONS APPROPRIATE TO THE SECTION, AS WELL AS THOSE TRANSACTIONS DESCRIBED IN
         NOTE 7 TO THE ACCOMPANYING FINANCIAL STATEMENTS.

Part F/S

General

20. You state in your supplemental response dated May 13, 2005 that a stock split was inadvertently included in the financial statements and all disclosure relative to stock splits has been removed. It appears that your financial statements were restated to reflect these changes, please clarify by explaining the circumstances of this error and clarify why certain publicly available information refers to a stock split.

         RESPONSE: THE STOCK SPLIT OCCURRED BEFORE THE RECAPITALIZATION OF THE COMPANY. IN THE ORIGINAL FILING, THE STOCK SPLIT LANGUAGE WAS NOT REMOVED, HOWEVER, IN THIS SUBSEQUENT FILING IT WAS REMOVED TO ACCURATELY PRESENT THE RECAPITALIZATION.


21. Please revise all related summaries of financial information, including quarterly information, to comply with paragraph 39 of APB 20.

         RESPONSE: WE HAVE REVISED ALL RELATED SUMMARIES TO COMPLY WITH PARAGRAPH 39 OF APB 20.


22. Please revise to correct the columns marked "unaudited" in the balance sheets, as it appears that the period that was audited is incorrectly marked "unaudited."

         RESPONSE: PLEASE NOTE THAT THE FINANCIAL STATEMENTS ACCOMPANYING THIS FORM 10-SB/A FILING HAVE BEEN UPDATED TO INCLUDE THE AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2005 AND 2004. THEREFORE, THIS COMMENT IS INAPPLICABLE AS THERE ARE NO UNAUDITED PERIODS LISTED.


23. Please refer to prior comment 26 and revise your statements of cash flows on page F-7 and F-8 to present changes in debt and lines of credit as cash flows used/in provided by financing activities as opposed to operating activities. Refer to paragraphs 18 through 20 of SFAS No. 95.

         RESPONSE: THE STATEMENTS OF CASH FLOWS ON PAGE F-7 AND F-8 HAVE BEEN ADJUSTED TO PRESENT CHANGES IN DEBT AS CASH FLOWS USED IN/PROVIDED BY FINANCING ACTIVITIES AS OPPOSED TO OPERATING ACTIVITIES.


24. Please revise the statement of stockholders' equity for December 31, 2004 to reflect the acquisition of the customer list of Steiger Meats. Confirm that "Stock issued in asset acquisition agreement" reflected in the statements of cash flows is the Steiger Meats acquisition.

         RESPONSE: THE STATEMENTS OF STOCKHOLDERS' EQUITY AND CASH FLOWS FOR YEARS ENDED MARCH 31, 2005 AND 2004 HAVE BEEN CORRECTED TO REFLECT THE STOCK ISSUED FOR THE STEIGER MEATS CUSTOMER LIST. SUCH CORRECTIONS MAY BE NOTED ON PAGES F-6 AND F-8.

Independent Auditors' Report - page F-1

25. You state in your supplemental response dated Mat 13, 2005 that your independent accountant did not perform principal audit procedures in New York. Please tell us what audit procedures (e.g., inventory observations) accounts receivable confirmations and testing, accounts payable testing) your independent accountant performed in New York and who performed inventory observation procedures. Please be specific in your response. Refer to AU 326.

         RESPONSE: OUR AUDITORS HAVE INFORMED US, THAT IN THEIR OPINION, THEY WERE ABLE TO GATHER "SUFFICIENT COMPETENT EVIDENTIAL MATTER" AS REQUIRED BY AU 326. DUE TO THE NATURE OF THE INVENTORY (HIGHLY PERISHABLE), THE ACTUAL PHYSICAL OBSERVATION WAS NOT CONSIDERED TO BE THE ONLY METHOD OF GATHERING COMPETENT EVIDENTIAL MATTER. PARAGRAPH 23 DISCUSSES ECONOMIC LIMITS APPLICABLE IN THE GATHERING OF EVIDENTIAL MATTER. EVEN THOUGH IT WAS NOT CONSIDERED ABSOLUTELY NECESSARY, DAVID SEAL, CPA WAS IN THE NYC-AREA FOR OTHER PURPOSES AND WAS ABLE TO PERFORM THE PROCEDURES REQUIRED IN THE INVENTORY OBSERVATION. IT IS THE AUDITOR'S OPINION THAT THIS WAS THE MOST ECONOMICAL METHOD AND DID NOT REQUIRE A NEW YORK LICENSE. WE HAVE ASKED THE AUDITOR TO RECONFIRM WITH THE STATE OF NEW YORK THAT THERE IS NO REQUIREMENT FOR LICENSURE TO PERFORM THE INVENTORY OBSERVATION. THE AUDITOR INFORMED US THAT THEY HAVE CONTACTED NEW YORK AND ARE AWAITING THEIR REPLY.


Note 1- Nature of Operations and Going Concern

26. Please revise your disclosures about the going concern assumption to include the following:

         o Discussion of stub period results in addition to the existing disclosures;

         o        How management plans to acquire additional meat processing and
                  distribution   operations  given  the  deficiency  in  working
                  capital;

         o Management's plans for obtaining additional financing and the specific types of additional financing (e.g., debt, equity); and

         o How the existing shareholders intent to meet ongoing operating expenses.

         RESPONSE: OUR DISCLOSURES ON THE GOING CONCERN ASSUMPTION HAVE BEEN REVISED IN NOTE 1 ON PAGE F-9 TO INCLUDE THE DISCLOSURES LISTED IN COMMENT #26.


Note 6 - Notes Payable - page F-17

27. Please revise to disclose the following in connection with your factoring line of credit arrangements:

         o The terms, interest rates, maturity dates, and subordinate features of significant categories of debt (e.g., notes payable to banks, line of credit agreements, related party notes); and

         RESPONSE: IN CONNECTION WITH OUR FACTORING LINE OF CREDIT, WE HAVE REVISED OUR DISCLOSURES ON PAGE F-15 TO PROVIDE ADDITIONAL INFORMATION REGARDING THE LINE OF CREDIT AGREEMENT AND OUR ARRANGEMENTS OF SUCH.

         o        Interest expense during the periods presented.

         RESPONSE: WE HAVE REVISED OUR CONSOLIDATED STATEMENTS OF OPERATIONS TO INCLUDE THE FEES AND EXPENSES ASSOCIATED WITH THE FACTORING LINE OF CREDIT. SUCH EXPENSES ARE PRESENTED UNDER THE FACTORING FEE SECTION ON PAGE F-5.


         Thank you for all courtesies and cooperation extended in this matter.


Very truly yours,

DIAMOND RANCH FOODS, LTD.



By:_/s/____________________________
         Joseph Maggio
         Chairman and CEO